Delisting Determination,The Nasdaq Stock Market, LLC,
July 10, 2009, Spansion Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Spansion Inc.
(the Company), effective at the opening of the trading session on July 20, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b), IM-5100-1, 5250(c)(1) and 5500. The Company
was notified of the Staffs determinations on March 4, 2009, March 16, 2009, and April 16, 2009. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Listing Rules: 5100, 5110(b) IM-5100-1, 5250(c)(1) and 5500.
The Company was notified of the Panels decision on May 5, 2009 and trading in the Companys securities was suspended on May 7, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 19, 2009.